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                             April 8, 2024

       William K. Newton
       Chief Executive Officer
       Concentra Group Holdings Parent, Inc.
       4714 Gettysburg Road, P.O. Box 2034
       Mechanicsburg, PA 17055

                                                        Re: Concentra Group
Holdings Parent, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 11,
2024
                                                            CIK No. 0002014596

       Dear William K. Newton:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1, filed March 11, 2024

       Cover Page

   1. Please revise your cover page to clarify that, in connection with this offering, you will issue common stock
representing not more than 19.9% of our common stock
                                                        outstanding, with SMC
maintaining ownership of at least 80.1% of your common stock after the Separation
and that you will use all of proceeds from this offering to pay SMC a dividend.
       Company Overview, page 1

   2. We note that this is an initial public offering of Concentra Group Holdings Parent,
                                                        Inc.'s common stock.
Please revise your company overview to clarify that Concentra
                                                        Group Holdings Parent,
LLC was recently converted to a Delaware corporation on
                                                        March 4, 2024 in
connection with the Separation from Select and you have not been a stand-alone company.
 William K. Newton
Concentra Group Holdings Parent, Inc.
April 8, 2024
Page 2
Our Industry, page 2

3. Here, and throughout your registration statement, when referring to a statistic that is not common knowledge, a research article, or results of a clinical trial, please provide a full citation to the source of the information, provide the date of the information, and, at first instance, provide a summary of the material findings. For example, you state on page 3 that "state fee schedules or UCR guidelines have driven workers compensation contributions to increase by approximately 3% per year, on average, from 2016 to 2023"
         and your clinical outcomes that are "supported by empirical data" on page 5. In this regard, footnotes may be helpful.
High-Quality Care and Clinical Outcomes, page 5

4. We note your disclosure that claim surveys of certain customers claims in the period from 2019 to 2022 showed a 25% lower average of total claims costs and 56 fewer days per claim when using your occupational health centers instead of a non-Concentra health center. Please provide further context regarding industry averages within these areas to support these claims, disclose the size of the survey and, clarify, if true, that the results from these claim surveys relate to five customers from 2019 to 2022. We note your disclosure on page 56.
Operational Excellence, page 6

5. We note qualitative terms used such as "excellence" and "high quality" which refer to your operations and services. Please revise your disclosure here and throughout the registration statement to provide the basis for any statements, including any relevant metrics, regarding your competitive position. For example, you disclose that you assess your performance against your goals in several ways, including by measuring and monitoring patient satisfaction from surveys and reviewing your ratings on external websites. In this regard, please provide additional context regarding the surveys and clarify whether you administered or commissioned the surveys.
6. When referencing a study, survey, or report, please clarify the source of and methods used to gather the information and whether the research was commissioned by the Company or any of its affiliates. In this regard, we also note your statement, on page 56, that "[u]nless otherwise indicated," you have not commissioned any of the industry publications or other reports generated by third-parties referred to within the prospectus but do not note any indications of commissioned work. Please remove this statement or revise your disclosure to more clearly note which publications were commissioned.
The  Separation
FirstName        and Post-Separation
           LastNameWilliam           Relationship with Select, page 10
                              K. Newton
Comapany
7.         NameConcentra
       Please               Group
              disclose whether      Holdings Parent,
                               the Distribution      Inc.
                                                is conditioned upon the
completion of this
       offering.
April 8, 2024 Page 2
FirstName LastName
 William K. Newton
FirstName   LastNameWilliam  K. Newton
Concentra Group   Holdings Parent, Inc.
Comapany
April       NameConcentra Group Holdings Parent, Inc.
       8, 2024
April 38, 2024 Page 3
Page
FirstName LastName
Debt Financing Transactions, page 11

8. Please revise your disclosure here to also disclose that will use all of the proceeds from this offering to pay SMC a dividend and that you will not use any proceeds towards business operations and development.
The Distribution, page 11

9. We note the disclosure that Select may decide not to consummate the Distribution even if the conditions are satisfied or Select may decide to waive one or more of the conditions and consummate the Distribution even if all of the conditions are not satisfied. Please expand your disclosure to describe the conditions that may be waived by Select.
Dividend Policy, page 15

10. We note the disclosure that you initially expect to pay a specified quarterly cash dividend and you cannot assure that you will pay your anticipated dividend in the same amount or frequency, or at all, in the future. Please disclose whether your dividend policy is reflected in any written policies of the company. Once available, please also disclose whether your financing arrangements, such as your Credit Agreement, impose certain limitations on your ability to pay dividends. You disclose on page 36 that your Credit
         Facilities limit your ability to pay dividends.
Risks Related to Financial and Economic Market Conditions
Adverse economic conditions in the U.S. or globally could adversely affect us., page 34

11. We note your risk factor indicating that inflation has and may continue to impact your costs of doing business. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Please also update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
The Separation, page 75

12. Please clarify whether any joint venture put or call rights impacted by the Separation will necessitate adjustments in your pro forma financial statements. Income Taxes, page 78

13. Please disclose any known factors that you believe are reasonably likely to cause your effective tax rate in future periods to materially differ from the rate reflected in your historical financial statements. See Item 303(a) of Regulation S-K. In this regard we note the risk factor disclosure on page 40.
 William K. Newton
FirstName   LastNameWilliam  K. Newton
Concentra Group   Holdings Parent, Inc.
Comapany
April       NameConcentra Group Holdings Parent, Inc.
       8, 2024
April 48, 2024 Page 4
Page
FirstName LastName
Revenue Recognition and Accounts Receivable, page 80

14. We note the valuation of accounts receivable has been considered a critical audit matter involving especially challenging, subjective, or complex judgments. Please expand your discussion of revenue recognition and accounts receivable to discuss the significant judgments made by management when developing estimates underlying the accounting for revenue and accounts receivable and the impact of the estimates on financial condition and operating performance. Clarify the nature of the variability in transaction price, including implicit discounts and other adjustments, and the judgments required that impact it.
15. Please disclose the amount of your December 31, 2023 receivables balance that has been subsequently collected in cash.
Insurance Risk Programs, page 82

16. Please expand your discussion of insurance risk programs to quantify the portion of losses you are liable for before you are covered under your various insurance programs. Quantify the coverage limit applicable for insurance coverage in excess of self-insured retention limits. If material, disclose the amount of adjustments to your estimated liability in each year relating to the settlement or expected settlement of prior year claims.
Our Operating Segments, page 96

17. We note your statement that your centers have "established processes and events designed to influence case outcomes. . . ." Please provide additional details regarding these
         processes and events, to include how these practices are implemented across your network of facilities and with specific reference to differing MSAs and staff.
18. We note your beliefs that early intervention and proactive prevention are important to the
         Company's models of care. Please explain the step-by-step process through which you receive and manage claims. In this regard, please clarify how the Company is involved in early intervention and proactive prevention.
Clinical Care Models, page 100

19. Please provide further information explaining these different staffing models, their respective functions, and how the models manage disparate employer needs within one location.
Other Businesses, page 101

20. We note your statement that "Concentra Telemed is the first telemedicine platform designed for the treatment of work-related injuries and illnesses." Please revise to provide the basis for this statement.
 William K. Newton
FirstName   LastNameWilliam  K. Newton
Concentra Group   Holdings Parent, Inc.
Comapany
April       NameConcentra Group Holdings Parent, Inc.
       8, 2024
April 58, 2024 Page 5
Page
FirstName LastName
Medical Operations, page 104

21. Please provide further information explaining the formation and responsibilities of the
         Company's Medical Expert Panels. For example, please disclose whether members of the panels are located within the same office or throughout the country, whether the members are affiliated with the Company through MSAs or employed by the Company, and whether the members of the panel work on current cases or are strictly participating in research and development.
Human Capital Management, page 108

22. We note the disclosure here that as of December 31, 2023, you had "approximately 11,000 colleagues and affiliated physicians and clinicians who support the delivery of an extensive suite of services, including approximately 8,900 full-time and 100 part-time, and 2,000 per-diem employees." On page 10, you disclose that you do not own the affiliated professional entities that you contract with to provide healthcare services. Please revise to clarify the terms "colleagues and affiliated physician and clinicians" and distinguish between your employees and non-employees.
Intellectual Property, page 117

23. We note your statement that your success is dependent upon protecting intellectual property. Please provide more information regarding any material patents, trademarks, licenses and your reliance upon copyright, trade secret and intellectual property laws.
         Refer to Item 101(c)(1)(iii) of Regulation S-K.
Concentra Incentive Plans, page 129

24. Once available, please provide the material terms of these incentive plans, to include the pre-determined milestone levels.
Potential Payments upon Termination or Change in Control, page 134

25. We note the disclosure that because you do not provide tax gross-ups, enhanced severance or single-trigger benefits in the event of a change in control, the amounts set forth on page
         136 reflect the amounts that would be payable to each of the NEOs upon the occurrence of such terminations of employment in connection with a change in control, assuming that the relevant events occurred on December 31, 2023. If applicable, please clarify whether any of the NEOs will receive compensation in connection with the initial public offering, separation or distribution.
 William K. Newton
FirstName   LastNameWilliam  K. Newton
Concentra Group   Holdings Parent, Inc.
Comapany
April       NameConcentra Group Holdings Parent, Inc.
       8, 2024
April 68, 2024 Page 6
Page
FirstName LastName
Future Compensation Programs, page 137

26.      We note the disclosure that following the completion of this offering,
Select   s
         Compensation Committee will review each of the elements of your compensation programs. Please revise to provide additional information and explain Select's role in reviewing your compensation programs.
Transition Services Agreement, page 144

27. Please revise to disclose the services that Select will provide you in connection with the transition and the related fees.
Exclusive Forum, page 149

28. Please revise your discussion of the exclusive forum provision here and in your relevant risk factor on page 51 to disclose the risk that investors may experience increased costs with bringing such a claim.
Lock-Up Agreements, page 152

29. Please specify all parties participating in the lock-up agreements and file each lock-up agreement as an exhibit to your registration statement or explain why you are not required to do so.
Exhibits

30. Please ensure that all material contracts relating to the Company and offering are filed as exhibits. In this regard, we note the Company's use of MSAs for affiliated personnel and
         MSOs for affiliated organizations, and that you currently lease most of your consolidated facilities. Please file these material contracts or provide an analysis explaining why you are not required to do so. Refer to Item 601 of Regulation S-K.
General

31. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
 William K. Newton
FirstName   LastNameWilliam  K. Newton
Concentra Group   Holdings Parent, Inc.
Comapany
April       NameConcentra Group Holdings Parent, Inc.
       8, 2024
April 78, 2024 Page 7
Page
FirstName LastName
       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Stephen M. Leitzell